SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2002

O2MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(345) 945-1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

INDEX

O2MICRO INTERNATIONAL LIMITED

		Page No.
PART I FINANCIAL INFORMATION

Item 1.	FINANCIAL STATEMENTS	3

	CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND DECEMBER 31, 2001	3

	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001, AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001	4

	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001	5

	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	14

PART II OTHER INFORMATION

Item 1.	EXHIBITS	15

	EXHIBIT INDEX	15

SIGNATURE		16

Part I.    FINANCIAL INFORMATION

Item 1.     Financial Statements

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$58,229	$108,936
Restricted cash	1,607	1,159
Short-term investments	62,817	10,014
Accounts receivable—net	7,101	3,700
Inventories	7,920	5,361
Prepaid expenses and other current assets	1,913	1,808

Total Current Assets	139,587	130,978

INVESTMENT IN SHARES OF STOCKS	271	500

FIXED ASSETS—NET	4,181	3,213

OTHER ASSETS
Convertible loans to 360° Web Ltd.	1,750	750

Deferred income tax—noncurrent	109	219

Other Assets	1,068	759

Total assets	$146,966	$136,419

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$6,687	$3,570
Income tax payable	1,475	1,220
Current portion of obligations under capital lease	9	9
Accrued expenses and other current liabilities	3,939	3,189

Total Current Liabilities	12,110	7,988

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	3	7

Total Liabilities	12,113	7,995

CONTINGENCIES AND COMMITMENT	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares at $0.001 par value per share
Authorized—95,000,000 shares
Issued—38,465,098 and 38,134,511 shares as of June 30, 2002 and December 31, 2001, respectively	38	38
Treasury Stock—89,500 shares as of June 30, 2002	(1,108)	—
Additional paid-in capital	131,625	130,197
Warrants	51	51
Deferred compensation	(10)	(44)
Accumulated other comprehensive income	(659)	(697)

Accumulated earnings (deficit)	4,916	(1,121)

Total Shareholders’ Equity	134,853	128,424

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,966	$136,419

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
NET SALES	$17,667	$9,781	$33,770	$18,571
COST OF SALES	7,393	3,346	13,138	6,619

GROSS PROFIT	10,274	6,435	20,632	11,952

OPERATING EXPENSES
Research and development	4,626	3,252	9,198	6,120
Selling, general and administrative	2,848	2,357	5,512	4,794
Stock-based compensation	13	45	33	98

Total Operating Expenses	7,487	5,654	14,743	11,012

INCOME FROM OPERATIONS	2,787	781	5,889	940

NONOPERATING INCOME (EXPENSES)
Interest income on bank deposits	122	366	440	886
Interest income on short-term investments	339	35	675	35
Impairment loss on investment in shares of stocks	(129)	—	(229)	—
Interest expenses	(1)	(5)	(2)	(8)
Other—net	355	107	216	104

Total Nonoperating Income—Net	686	503	1,100	1,017

INCOME BEFORE INCOME TAX	3,473	1,284	6,989	1,957
INCOME TAX EXPENSES	465	325	952	352

NET INCOME	3,008	959	6,037	1,605

OTHER COMPREHENSIVE GAIN (LOSS)
Translation adjustments on subsidiaries	121	(154)	103	(164)
Unrealized gain (loss) on available-for-sale securities	112	—	(65)	—

Total Other Comprehensive Gain (Loss)	233	(154)	38	(164)

COMPREHENSIVE INCOME	$3,241	$805	$6,075	$1,441

EARNINGS PER SHARE:
Basic	$0.08	$0.03	$0.16	$0.05

Diluted	$0.08	$0.03	$0.15	$0.05

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,435	33,268	38,362	33,087

Diluted (in thousands)	39,805	34,489	40,132	34,432

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousand U.S. Dollars)

	Six Months Ended June 30,
	2002	2001
OPERATING ACTIVITIES:
Net income	$6,037	$1,605
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	861	524
Amortization of deferred stock options	34	98
Amortization of stock options granted for services	45	—
Gain on sale of short-term investments	(54)	—
Deferred income tax assets	90	2
Impairment of investment in shares of stock	229	—
Loss on sale of properties	5	—
Changes in operating assets and liabilities:
Accounts receivable—net	(3,401)	(1,885)
Inventories	(2,559)	716
Prepaid expenses and other current assets	(72)	(340)
Notes and accounts payable	3,117	(1,245)
Income tax payable	255	8
Accrued expenses and other current liabilities	750	360

Net Cash Provided by (Used in) Operating Activities	5,337	(157)

INVESTING ACTIVITIES
Convertible loans to 360° Web Ltd.	(1,000)	—
Receivables from employee cash advance	(382)	(125)
Acquisitions of:
Fixed assets	(1,765)	(1,294)
Patent	—	(94)
Short-term investments	(136,892)	(9,118)
(Increase) decrease in:
Restricted cash	(448)	—
Pledged deposits	—	41
Refundable deposits	30	(43)
Deferred charges	15	(15)
Proceeds from:
Sale of short-term investments	84,079	—
Sale of properties	3	—

Net Cash Used in Investing Activities	(56,360)	(10,648)

FINANCING ACTIVITIES:
Acquisitions of treasury shares	(1,108)	—
Proceeds from:
Exercise of stock options	765	361
Issuance of shares for warrants exercised	236	—
Issuance of ordinary shares upon ESPP plan	369	368
Payments of principal of capital leases	(5)	(18)

Net Cash Provided by Financing Activities	257	711

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	59	(117)

NET DECREASE IN CASH	(50,707)	(10,211)

CASH, AT BEGINNING OF PERIOD	108,936	37,448

CASH, AT END OF PERIOD	$58,229	$27,237

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest	$2	$8
Cash paid for tax	$662	$339

NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases	$—	$5

The accompanying notes are an integral part of the financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management’s opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Form 20-F registration statement for the year ended December 31, 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b.    Revenue recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience, and these provisions are deducted from sales.

The Company, however, has limited control over distributors’ selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included as part of Company inventory.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company’s right of return policy, its distributors may exchange products currently in their inventory for other Company products. This policy allows the Company’s distributors to obtain products they want. In practice, if the distributors’ inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

c.    Research and development

Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

d.    Stock-based compensation

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. For the six months ended June 30, 2002, 254,800 and 6,000 options were granted to the Company’s employees and nonemployees, respectively.

e.    Comprehensive income

The Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). Under SFAS No. 130, comprehensive income, includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. As of June 30, 2002, comprehensive income consisted of translation adjustments on subsidiaries and unrealized gains or losses on available-for-sale securities.

f.    Earnings per share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”), establishes standards for computing and presenting earnings per share. Basic earnings per share are calculated using the average shares of common share outstanding. Diluted earnings per share are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for convertible preferred shares or the treasury stock method for options and warrants.

g.    Recent accounting pronouncement

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses the financial accounting and reporting requirements for the impairment or disposal of long-lived assets that are held for use or that will be disposed of, but excludes goodwill and other intangible assets that are not amortized. SFAS No. 144 was adopted by the Company on January 1, 2002. Adoption of SFAS No. 144 did not have a significant effect on the Company’s financial position, results of operations or cash flows.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the accounting for the recognition of obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for years beginning after June 15, 2002. Management does not believe that the adoption of SFAS No. 143 will have a significant impact on its financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and the Company does not anticipate that the statement will have a material impact on the Company’s financial statements or results of operations.

3.    ACCOUNTS RECEIVABLE—NET

	June 30, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Accounts receivable	$7,470	$4,069
Allowances for:
Doubtful receivable	(53)	(55)
Sales returns and discounts	(316)	(314)

	$7,101	$3,700

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    INVENTORIES

	June 30, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Finished goods	$1,599	$1,830
Work-in-process	3,636	1,133
Raw materials	2,685	2,398

	$7,920	$5,361

5.    SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	June 30, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
US treasury bills	$50,515	$—
Corporate bonds	7,758	9,498
Foreign government bonds	4,544	516

	$62,817	$10,014

Available-for-sale securities by contractual maturity are as follows:

	June 30, 2002	December 31, 2001
	(Unaudited)
	(In Thousands)
Due within one year	$62,501	$7,212
Due after one year through two years	316	2,802

	$62,817	$10,014

The Company’s gross realized gains and losses on the sale of investments for the period ended June 30, 2002 were $182,000 and $128,000, respectively. Gross unrealized gains and losses as of June 30, 2002 were $81,000 and $132,000, respectively.

6.    INCOME TAX

The effective income tax rate for the three and six months ended June 30 was 13.4% in 2002 and 25.3% in 2001, and 13.6% in 2002 and 18.0% in 2001, respectively. The higher effective income tax rate in 2001 was principally due to the assessment of a non-recurring adjustment in 2001 as a result of a new retained earning tax, which became effective in Taiwan.

7.    EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share:

All numbers in thousands except earnings per share

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)
Basic earnings per share:
Net income	$3,008	$959	$6,037	$1,605

Weighted average shares outstanding—Basic	38,435	33,268	38,362	33,087
Earnings per share—basic	$0.08	$0.03	$0.16	$0.05

Diluted earnings per share:
Net income	$3,008	$959	$6,037	$1,605

Weighted average shares outstanding—Basic	38,435	33,268	38,362	33,087
Effect of dilutive securities:
Options	1,200	1,003	1,573	1,127
Warrants	170	218	197	218

Weighted average shares outstanding—Diluted	39,805	34,489	40,132	34,432

Earnings per share—diluted	$0.08	$0.03	$0.15	$0.05

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted earnings per share since their exercise prices exceeded the average market price of ordinary shares during the period. As of June 30, 2002, the antidilutive stock options excluded amounted to 97,500 shares, and their exercise prices were between $19.84 and $24.18. As of June 30, 2001, the antidilutive stock options excluded amounted to 219,100 shares, and their exercise prices were between $9.5 and $16.

8.    OBLIGATIONS UNDER CAPITAL LEASE

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire on various dates through September 2004. The Company’s office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. The lease provides for a bargain purchase option upon the expiration of the lease. As of June 30, 2002, minimum lease payments under all noncancelable leases were as follows:

	Capital Leases	Operating Leases
Year
	(In Thousands)
2002	$6	$654
2003	7	1,086
2004	1	583

Total minimum lease payments	14	$2,323

Less: Amount representing interest	2

Present value of minimum lease payments	12
Less: Current portion	9

Long-term obligations under capital lease	$3

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations under capital lease are secured by the related equipment, and the total costs of the equipment under capital lease were $165,000 each as of June 30, 2002 and 2001. Accumulated amortization was $139,000 as of June 30, 2002 and $106,000 as of June 30, 2001.

9.    RELATED PARTY TRANSACTIONS

a.    In February 2000, the Company loaned $750,000 to 3600 Web Ltd. (3600 Web). Interest accrues at USD-Libor + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into 2,083,333 Series B shares of capital stock in 3600 Web, or 22.3% of the outstanding capital stock of 3600 Web. The conversion price is US $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 3600 Web offers its shares in an initial public offering. Two of the Company’s directors serve as directors of 3600 Web. They were appointed to the Board of Directors of 3600 Web on April 1, 2001. In February 2002, the Company made an additional loan of $1 million to 3600 Web on terms similar to the February 2000 loan until the loan is fully repaid or until the loan is converted into shares of preferred stock of 3600 Web at a conversion price of $1.00 per share.

On May 28, 2002, the Company’s Board of Directors resolved to convert the above two loans into preferred shares. As of June 30, 2002, conversion was in progress.

b.    In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of June 30, 2002, $18,000 had been repaid.

10.    CONTINGENCIES AND COMMITMENT

a.    On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. Management believes that the Company would not be subject to any material exposure with respect to past activities. Management is currently negotiating an agreement with Philips.

b.    In September 2000, Monolithic Power Systems, or MPS, advised the Company of a patent directed to an inverter power supply for liquid crystal display (LCD) monitors. The Company believed that none of its inverter power supplies for LCD products infringe that patent. In October 2000, the Company filed for declaratory judgment and damage against MPS and MPS has responded with a counterclaim for patent infringement. Management has not received MPS’s position on the amount of damages. Management estimate that, even if liability is found, the amount of damages based on either a lost-profits or reasonable royalty theory, will not have material impact on the Company.

On October 24, 2001, the Company filed a complaint against MPS to seek damages and injunctive relief for patent infringement. The Complaint was amended on November 13, 2001, to include trade secret counts against MPS.

c.    On May 28, 2002, the Company’s Board of Directors resolved to purchase EUR 4,982,000 (represents approximately 2% of ownership), in X-FAB Semiconductor Foundries, a private company located in Germany. The investment was completed in July 2002.

11.    SEGMENT INFORMATION

The Company adopted Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). SFAS No. 131 replaced the “industry segment” approach with the “management” approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. SFAS No. 131 also requires disclosures of products and services, geographic areas and major customers.

a.    Industry: The Company is engaged in a single industry, which is the design, development and marketing of semiconductor products.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Foreign market sales: more than 90% of the Company’s sales derived from customers located in Asia.

c.    Sales to major customers: During the quarter ended June 30, 2002, two customers accounted for 10% or more of net revenues (13.6% and 13.1%). During the six month period ended June 30, 2002, two customers accounted for 10% or more of net revenues (12.9% and 12.6%). During the quarter ended June 30, 2001, three customers accounted for 10% or more of net revenues (29.0%, 15.2% and 13.2%). During the six month period ended June 30, 2001, two customers accounted for 10% or more of net revenues (25.0% and 10.7%)

d.    Geographic information

	U.S.A	Cayman Islands	Taiwan	Others	Elimination	Consolidated
	(Amount in Thousands) (Unaudited)
For the six months ended June 30, 2002
Sales to customers other than the parent and its subsidiaries	$—	$13,036	$20,734	$—	$—	$33,770
Intercompany service revenue	6,770	18,410	—	1,247	(26,427)	—

Total sales	$6,770	$31,446	$20,734	$1,247	$(26,427)	$33,770

Gross profit	$6,770	$18,809	$1,681	$1,247	$(7,875)	$20,632

Operating expenses						(14,743)
Nonoperating income—net						1,100

Income before income tax						6,989
Income tax expense						(952)

Net income						$6,037

Identifiable assets	$1,997	$153,927	$12,906	$1,683	$(23,547)	$146,966

For the six months ended June 30, 2001
Sales to customers other than the parent and its subsidiaries	$—	$6,744	$11,827	$—	$—	$18,571
Intercompany service revenue	5,650	9,638	—	607	(15,895)	—

Total sales	$5,650	$16,382	$11,827	$607	$(15,895)	$18,571

Gross profit	$5,650	$9,908	$2,045	$607	$(6,258)	$11,952

Operating expenses						(11,012)
Nonoperating income—net						1,017

Income before income tax						1,957
Income tax expense						(352)

Net income						$1,605

Identifiable assets	$1,326	$60,200	$10,160	$1,331	$(17,036)	$55,981

For the three months ended June 30, 2002
Sales to customers other than the parent and its subsidiaries	$—	$6,633	$11,034	$—	$—	$17,667
Intercompany service revenue	3,489	9,930	—	731	(14,150)	—

Total sales	$3,489	$16,563	$11,034	$731	$(14,150)	$17,667

Gross profit	$3,489	$9,490	$644	$731	$(4,080)	$10,274

Operating expenses						(7,487)
Nonoperating income—net						686

Income before income tax						3,473
Income tax expense						(465)

Net income						$3,008

Identifiable assets	$1,997	$153,927	$12,906	$1,683	$(23,547)	$146,966

For the three months ended June 30, 2001
Sales to customers other than the parent and its subsidiaries	$—	$1,284	$8,497	$—	$—	$9,781
Intercompany service revenue	2,826	6,880	—	371	(10,077)	—

Total sales	$2,826	$8,164	$8,497	$371	$(10,077)	$9,781

Gross profit	$2,826	$4,898	$1,538	$371	$(3,198)	$6,435

Operating expenses						(5,654)
Nonoperating income—net						503

Income before income tax						1,284
Income tax expense						(325)

Net income						$959

Identifiable assets	$1,326	$60,200	$10,160	$1,331	$(17,036)	$55,981

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report on Form 20-F.

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS BEYOND SUCH DATE.

Overview

We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of analog and mixed signal integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

We utilize a “fabless” semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

Net Sales.    Net sales for the three months ended June 30, 2002 were $17.7 million, an increase of $7.9 million or 80.6% from $9.8 million for the three months ended June 30, 2001. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

Gross Profit.    Gross profit for the three months ended June 30, 2002 was $10.3 million, an increase of $3.8 million or 59.7% from $6.4 million for the three months ended June 30, 2001. This increase in absolute dollar amount was due to increase sales of products. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses for the three months ended June 30, 2002 were $4.6 million, an increase of $1.4 million or 42.3% from $3.3 million for the three months ended June 30, 2001. This increase primarily reflects non-recurring expenses associated with the development of new products, the addition of research and development personnel and other expenses associated with the expansion of our design activities. We expect that research and development expenses will continue to increase in the foreseeable future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the three months ended June 30, 2002 were $2.8 million, an increase of $491,000 or 20.8% from $2.4 million for the three months ended June 30, 2001. This increase in absolute dollar amounts was primarily due to increased sales commissions relating to higher sales, additional personnel and other expenses associated with the additional personnel. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

Stock-Based Compensation.    For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the first six months of 2002 was $33,000, a decrease of $65,000 or 66.3% from $98,000 for the six months ended June 30, 2001.

Non-operating Income-net.    Non-operating income-net for the three months ended June 30, 2002 was $686,000, an increase of $183,000 from $503,000 for the three months ended June 30, 2001, primarily reflecting foreign exchange gains and capital gains from sale of short-term investments offset by impairment loss on investment in shares of stock.

Income Taxes.    Income tax expenses for the three months ended June 30, 2002 was $465,000, an increase of $140,000 from income tax expenses of $325,000 for the three months ended June 30, 2001.

Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers’ products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

On June 30, 2002, we had $139.6 million in total current assets, including $58.2 million in cash and $62.8 million in short-term investments. Our operating activities provided cash in the amount of $5.3 million in the six months ended June 30, 2002. Additionally, our financing activities provided cash of $257,000 for the six months ended June 30, 2002 and our investing activities used cash of $56.4 million in the six months ended June 30, 2002.

Disclosure Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry’s actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form 20-F. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Item 3.     Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2002, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of June 30,2002.

	Expected Maturity Dates
	2002	2003	2004	2005	2006 and thereafter	Total Carrying Value	Fair Value
	(in thousands)
US Treasury Bills
Fixed rate (US$)	46,542	3,973				50,515	50,515
Government Bonds:
Fixed rate (US$)	1,261	3,283				4,544	4,544
Corporate Bonds
Fixed rate (US$)	3,599	4,159				7,758	7,758

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of June 30, 2002 have been immaterial, and are reflected in the results of operations.

PART 2.    OTHER INFORMATION

Item 1.     Exhibits

(a)  Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Sequentially Numbered Page

99	Press Release	17-20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

Date: August 26, 2002	/s/ STERLING DU
Name: Sterling Du Title: Chief Executive Officer